

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 9, 2009

VIA U.S. MAIL AND FAX (212) 687-1051

Mr. William E. Luther
Chief Executive Officer and Chief Financial Officer
Lescarden Incorporated
420 Lexington Avenue
New York, New York 10170

>    **Re:    Lescarden Incorporated**
>    **Form 10-KSB for the year ended May 31, 2008**
>    **Filed September 10, 2008**
>    **Form 10-Q for the quarter ended August 31, 2008**
>    **Filed October 15, 2008**
>    **File No. 000-10035**

Dear Mr. Luther:

We have reviewed your response dated January 30, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended May 31, 2008

Financial Statements, page F-1

General

1.      Please refer to our prior comments 1, 4, 6 and 7. Please file or tell us when you will file the amendments in response to our comments. We may have additional comments after reviewing these amendments.

Note 5. Commitments and Contingencies, page F-10

2.      Please refer to our prior comment 3. We note from your response that you have disclosed in your recent 10-Q for the period ended November 30, 2008 that license fees are amortized on a straight line basis and you are obligated to deliver product to licensees. Please tell us about the terms of your sublicense agreement with Smith and Nephew and NanoASIA and whether you believe these agreements are material. Any agreements that have had or are expected to have a material impact on your results of operations or liquidity should be discussed separately in Management's Discussion and Analysis. In addition, you should quantify the known or expected impact that such agreements will have on your financial statements. Please revise future filings or tell us why such disclosure is not required.

Form 10-Q for the Period Ended November 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations, page 6

Three Months Ended November 30, 2008 Compared to November 30, 2007, page 6

3.      We note your disclosure that other income of $30,183, representing a payment from the company's former packager of Catrix products was included in revenue for the period. Please explain in more detail the specific nature of the payment and why you believe this amount was appropriately recorded as revenue. Please cite the appropriate GAAP literature upon which you based your accounting and discuss how this is consistent with your related accounting policy as part of your response.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief